EXHIBIT 99.1

HEXO Corp. Announces Final Closing of Early Conversion Option for Debentures

OTTAWA, June 30, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced the final closing of its previously announced early conversion option (the “Early Conversion Option”) in respect of $29.86 million aggregate principal amount of its outstanding $70 million aggregate principal amount of 8% unsecured convertible debentures maturing December 5, 2022 (the “Debentures”). Under the final closing, $6,265,000 aggregate principal amount of Debentures was converted into 7,831,250 units of the Company (the “Conversion Units”) at a price of $0.80 per Conversion Unit. Together with the $23,595,000 aggregate principal amount of Debentures converted into 29,493,750 Conversion Units in an initial closing on June 10, 2020, the Company has converted a total of $29,860,000 aggregate principal amount of Debentures into 37,325,000 Conversion Units under the Early Conversion Option.

Each Conversion Unit consisted of one common share of the Company (a “Conversion Share”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant is exercisable by the holder to purchase one common share of the Company (a “Conversion Warrant Share”) at an exercise price of $1.00 per share for a period of three years from issuance. The Conversion Shares are subject to restrictions against resale for 12 months from issuance as part of the terms of the Early Conversion Option. In addition, the Conversion Warrants and the common shares of the Company issuable upon exercise of the Conversion Warrants are subject to resale restrictions for four months and one day following issuance under applicable securities laws.

The Early Conversion Option does not affect the rights of those Debenture holders who have not accepted it. Debentureholders who did not accept the Early Conversion Option are not entitled to the benefit of the Early Conversion Option and will not receive the Conversion Units issuable upon conversion of the Debentures subject to the Early Conversion Option, and retain their full rights under the Debentures including their existing conversion rights.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements regarding the timing and completion of the Early Conversion Option. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward -looking statements should not be read as guarantees of future performance or results.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com